Exhibit 77D

THE ROYCE FUND

Royce Financial Services Fund, Royce Focus Value Fund and Royce Partners Fund

        On April 8, 2010, The Board of Trustees of The Royce Fund voted to revise the non-fundamental investment policies of Royce Financial Services Fund, Royce Focus Value Fund and Royce Partners Fund (the "Funds"), effective May 1, 2010, to prohibit each Fund from investing more than 10% of its net assets in securities that trade primarily in Developing Countries.

Royce Global Select Fund and Royce Global Value Fund

        On April 8, 2010, The Board of Trustees of The Royce Fund voted to amend the non-fundamental investment policies of Royce Global Select Fund and Royce Global Value Fund (the "Funds"), effective May 1, 2010, to require that, under normal circumstances, each Fund will invest at least 40% of its net assets in the equity securities of companies domiciled in countries outside of the United States. During periods when market conditions are not deemed favorable by Royce, each Fund would be required to invest at least 30% of its net assets in such companies.